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             [LETTERHEAD OF MORRIS, MANNING & MARTIN APPEARS HERE]









                                January 28, 1999

VIA EDGAR
---------

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  InfoCure Corporation
          Registration Statement on Form 8-A

Ladies and Gentlemen:

     As counsel for InfoCure Corporation (the "Company"), we respectfully request that you withdraw the Company's Registration Statement on Form 8-A filed on March 12, 1997 (File No. 001-12799) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is filing a Registration Statement on Form 8-A under Section 12(g) of the Exchange Act concurrent with this request for withdrawal.

     Please direct any questions or comments to the undersigned at
(404) 504-7744.


                                 Respectfully,

                                  /s/ Lauren Z. Burnham
                                 ----------------------------
                                 Lauren Z. Burnham


cc:  Frederick L. Fine
     Richard E. Perlman
     Oby T. Brewer, Esq.
     The Nasdaq Stock Market